April 24, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Transgenomic, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed February 3, 2017
File No. 001-36439

Dear Mr. Mancuso:

On behalf of Transgenomic, Inc., a Delaware corporation, (the “Company”, “Transgenomic”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 2, 2017 (the “Comment Letter”), relating to the Company’s Preliminary Merger Proxy Statement on Schedule 14A originally filed with the Commission on February 3, 2017 (the “Preliminary Proxy Statement”).

In connection with this response to the Comment Letter, the Company is simultaneously filing an amendment to the Preliminary Proxy Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No. 1. References herein to page numbers are to page numbers in Amendment No. 1.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Proxy Statement Cover Page

1.

Please provide us with an analysis as to the legal and factual basis for exemption from registration for each offering of securities in connection with the merger, the debt exchange, the private placement and the offering of the shares of common stock underlying the warrants issued by Transgenomic in 2016. Cite any authority on which you rely. Also provide us the information required by the last Instruction to Schedule 14A Item 10.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh
Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

U.S. Securities and Exchange Commission

April 24, 2017

Response:

We acknowledge the Staff’s comment and Transgenomic has revised the disclosure in Amendment No. 1 on pages 15, 63, 87, 88 and 91. We further advise the Staff that the issuances of common stock and preferred stock in the merger, the debt exchange, the private placement and upon exercise of the warrants are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) as follows:

•	Merger. The issuance of common stock and preferred stock to the members of Precipio in the merger is exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D and Regulation S promulgated thereunder. Precipio has represented that it has 27 members, 22 of whom are “accredited investors”, as defined in Regulation D, and 12 of whom are located outside of the United States.

•	Debt Exchange. The secured debt of Transgenomic is held by certain affiliates of Third Security, LLC (the “Lenders”) who collectively with their affiliates currently own approximately 31% of the outstanding shares of Transgenomic common stock. It is a condition to the merger that the Lenders agree to convert the outstanding secured debt into shares of common stock and preferred stock. The Lenders are all large institutional investors and the issuance of Transgenomic common stock and preferred stock upon conversion of the outstanding secured debt held by the Lenders will be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

•	Private Placement. The private placement of Transgenomic preferred stock will be made to accredited investors, most or all of which are large institutional investors. The issuance of Transgenomic preferred stock in the private placement will be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

•	Warrants. The Warrants were issued to affiliates of Third Security and Crede Capital Group, LLC or its affiliates (“Crede”) on January 8, 2016. Included in the Warrants issued to Crede was an Amended Warrant to purchase up to 1,161,972 shares of Transgenomic common stock. The issuance of the Warrants in 2016, and the subsequent issuance of Transgenomic common stock upon exercise or exchange of the Warrants thereafter, was exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. Each investor represented that it was an “accredited investor,” as defined in Regulation D, and was acquiring the securities, as applicable, for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the Warrants and the common stock issuable upon exercise or exchange of the Warrants were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. On January 24, 2016, Transgenomic filed a registration statement on Form S-3 under the Securities Act, which registration statement was declared effective, registering for resale the shares of Transgenomic common stock issuable upon exercise or exchange of the Warrants.

U.S. Securities and Exchange Commission

April 24, 2017

Pursuant to the Merger Agreement, Transgenomic has agreed to file a resale shelf registration statement registering for the resale of the shares of New Precipio common stock to be issued in the merger. Pursuant to the terms of the New Precipio preferred stock, New Precipio will enter into an investor rights agreement with the holders of the New Precipio preferred stock. The investor rights agreement will give such parties rights with respect to the registration under the Securities Act of the shares of New Precipio preferred stock and New Precipio common stock issuable upon conversion of such New Precipio preferred stock. Currently, there is no agreement with respect to registration for resale with New Precipio common stock to be issued in connection with the conversion of the secured debt.

2.	We note your disclosure on page 20 regarding an adjustment to the number of shares to be issued in the merger. We also note your disclosure on page 1 regarding the “approximate” number of shares to be issued in other transactions. In an appropriate section of your proxy statement, please disclose a sensitivity analysis demonstrating the effect on the merger consideration of a reasonable range of potential values for each variable that will determine such consideration, as well as the variables that will determine the actual number of shares to be issued in the other disclosed transactions.

Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable. On your proxy statement cover, disclose the reasonable range of the number of shares to be issued in each transaction, and the resulting percentage of the company that current common stockholders would own after the transactions. Also include on the cover (1) a representation that, if the actual amounts falls outside the disclosed range, you will resolicit shareholder votes, and (2) if true, disclosure that the your shareholders will not know at the time of the vote the number of shares you will issue in the transactions.

Response:

In response to the Staff’s comment, Transgenomic has deleted the reference in Amendment No. 1 on page 19 regarding the adjustment of shares to be issued in the merger. The number of shares of New Precipio common stock and preferred stock to be issued in the merger, the debt exchange and the private placement is fixed except as described below. The number of shares of New Precipio common stock issuable upon conversion of the secured debt may increase as interest continues to accrue. Transgenomic has revised the disclosure to estimate the accrued interest as of the expected closing of the merger so that the number of shares of Transgenomic common stock that will be issued upon conversion of the secured debt at closing will not materially change from what is disclosed in Amendment No. 1.

U.S. Securities and Exchange Commission

April 24, 2017

Summary, page 7

3.	We note your statement in the first paragraph that the disclosure does not reflect a potential reverse split. Please clarify how the split would affect the transactions. For example, if you completed the split before the merger, would the merger consideration for each of the proposed transactions be adjusted to the same extent as the holdings of your current common stockholders?

Response:

In response to the Staff’s comment, Transgenomic has revised the disclosure on page 7 of Amendment No. 1 to clarify that the reverse stock split will affect all shares of New Precipio common stock and preferred stock to the same extent as the current outstanding shares of Transgenomic common stock, including all shares to be issued in the merger, the debt exchange, the private placement and upon exercise or exchange of the Warrants.

The Issuance of Common Stock, page 10

4.	Please tell us with which of your periodic reports you have filed a complete copy of your Certificate of Incorporation reflecting that you are authorized to issue the number of shares mentioned in this bullet point. In this regard, note that Regulation S-K Item 601(b)(3) requires that your next Securities Act registration statement or periodic report after a charter amendment include a complete copy of your Certificate of Incorporation, as amended, without requiring investors to piece together your charter from multiple other filings.

Response:

We acknowledge the Staff’s comment and note that Transgenomic filed the Amended and Restated Certificate of Incorporation of Transgenomic as an exhibit to its Form 10-K for the year ended December 31, 2016 on April 13, 2017. Upon effectiveness of the reverse stock split, Transgenomic will have enough authorized shares of Transgenomic common stock and preferred stock to complete the merger, the debt exchange and the private placement. Transgenomic has revised the disclosure set forth on page 7 of Amendment No. 1 to explain that the effectiveness of the reverse split is necessary prior to the issuance of New Precipio common stock and preferred stock in connection with the merger, the debt exchange and the private placement.

Cautionary Statement, page 23

5.	Because the safe harbor that you cite in the last sentence of this section is not available to penny stock issuers, please provide us your analysis of how the safe harbor is available to you.

Response:

Transgenomic has deleted the reference to the safe harbor on page 22 of Amendment No. 1.

U.S. Securities and Exchange Commission

April 24, 2017

Proposal No. 1, page 24

6.	The approval sought in Proposal 1 regarding the merger issuance, debt conversion, and private placement appears to involve three separate matters. Please present each matter as a separate proposal as required by Exchange Act Rule 14a-4(a)(3).

Response:

We acknowledge the Staff’s comment and Transgenomic has revised the disclosure in Amendment No. 1 to provide separate proposals for the merger issuance, the debt conversion and the private placement, all of which are a condition to completion of the merger and the other transactions.

Background of the Transaction, page 29

7.	Please enhance the disclosure in this section to provide your shareholders with a clear understanding of how, when and why the material terms of the merger evolved over the course of the negotiations, including the percentage of New Precipio, or number of shares, that the Transgenomic and Precipio shareholders would own upon completion of the merger, the terms of the preferred stock to be issued by New Precipio, the terms of the debt exchange and the terms of the private placement.

Response:

We acknowledge the Staff’s comment and Transgenomic has added additional disclosure on pages 31-36 of Amendment No. 1 to further describe the negotiation of the terms of the merger and the related transactions.

8.	Please tell us the date and terms of your transaction with LifeLabs. Also tell us the effect is has on your analysis of the terms of the merger and whether the fairness opinion regarding the merger consideration continues to be relevant given this development.

Response:

Transgenomic signed a non-exclusive licensing agreement with LifeLabs on January 3, 2017 (the “LifeLabs Agreement”), pursuant to which, LifeLabs may purchase ICE COLD PCR (ICP) test kits from Transgenomic in Canada for application on cancer patient samples. Because of the size of the Canadian market for Cancer testing in patients, the LifeLabs Agreement could result in material revenues for Transgenomic over time. However, such revenues would take years to develop, and the LifeLabs Agreement does not provide for any guaranteed revenues, upfront payments or milestones. Additionally, given the non-exclusivity of the LifeLabs Agreement, LifeLabs is not restricted to Transgenomic’s products for the testing of cancer patient samples.

U.S. Securities and Exchange Commission

April 24, 2017

Transgenomic views the LifeLabs Agreement as further commercialization and value generation of ICE COLD PCR (ICP), the value of which has already been captured in the revenue projections in the valuation model created by Craig-Hallum in connection with the issuance of its fairness opinion. Accordingly, Transgenomic does not believe its entry into the LifeLabs Agreement impacts its analysis of the terms of the Merger Agreement or the relevance of the fairness opinion.

Opinion of Craig-Hallum Capital Group LLC, page 38

9.	Please provide us with copies of any written materials prepared by Craig-Hallum and provided to the issuer in connection with the fairness opinion. Include, for example, any “board books,” drafts of fairness opinions provided to Transgenomic’s board, and any summaries of presentations made to Transgenomic’s board.

Response:

Transgenomic has supplementally furnished the Staff with copies of any written materials prepared by Craig-Hallum and provided to the issuer in connection with the fairness opinion on a confidential basis.

10.	Your disclosure in the first paragraph on page 48 appears to suggest that the financial advisor’s opinion does not reflect the effect of the 2017 amendments to the merger agreement. If so, please tell us why you believe it is appropriate to present in your proxy statement disclosure of opinion without equally prominent and clear disclosure that it does not reflect these amendments, and an explanation of the extent to which the amendments affect the relevant analyses underlying the opinion. Also, please tell us the effect on the advisor’s analyses of the assumed “Liabilities” mentioned in the last paragraph on page 47 and the extent that the assumed amounts differ from actual amounts.

Response:

Transgenomic acknowledges that the financial advisor’s opinion does not reflect the effect of the amendment to the Merger Agreement. The Merger Agreement provided for a formula that set the applicable exchange ratio based on the relative outstanding liabilities of Transgenomic and Precipio as of the closing of the merger. Using the formula set forth in the Merger Agreement, the parties agreed to set the exchange ratio based on the projected relative liabilities of the parties as of the expected closing date. Because the implied exchange ratio set forth in the amendment to the Merger Agreement is lower than the exchange ratio that Craig-Hallum opined on in its fairness opinion and the number of shares of New Precipio common stock to be issued to the Precipio unit holders is lower, Transgenomic determined that it did not need to obtain an updated fairness opinion and its stockholders should be able to rely on Craig-Hallum’s fairness opinion. Further, the number of shares of New Precipio common stock to be issued to the Precipio unit holders is fixed pursuant to the amendment to the Merger Agreement. Transgenomic has revised the disclosure on pages 36 and 68 in Amendment No. 1 to clarify that the new exchange ratio is lower than the exchange ratio set forth in Craig-Hallum’s opinion.

U.S. Securities and Exchange Commission

April 24, 2017

The exchange ratio set forth in Craig-Hallum’s opinion was calculated using the formula set forth in the Merger Agreement and the assumed “Liabilities” of $8 million for Transgenomic (projected by Transgenomic to be outstanding at closing as of the date of Craig-Hallum’s opinion) and $1.2 million for Precipio (projected by Precipio to be outstanding at closing as of the date of Craig-Hallum’s opinion). Craig-Hallum utilized the enterprise values of Transgenomic and Precipio as the basis for each comparative analysis presented in connection with rendering its opinion. The enterprise value, which is the equivalent of an equity value with no net debt, was deemed by Craig-Hallum to be a conservative metric for purposes of presenting its analyses. When presented on an equity value basis, the assumed “Liabilities” are factored in to each analysis for Transgenomic and the overall valuation of Transgenomic decreased by the outstanding net debt amount of an assumed $7.7 million (“Liabilities” of $8.0 million offset by $0.3 of cash projected to be outstanding at closing) such that Transgenomic’s implied equity value was negative for certain of the valuation metrics considered by Craig-Hallum in rendering its opinion. In contrast, when the assumed “Liabilities” are factored in to each analysis for Precipio, the overall valuation of Precipio decreased by the outstanding net debt amount of an assumed approximately $1.1 million (“Liabilities” of $1.2 million offset by $0.1 of cash projected to be outstanding at closing) such that Precipio’s implied equity value decreased a relatively small amount for the valuation metrics considered by Craig-Hallum in rendering its opinion. Transgenomic has revised the disclosure on pages 36 and 68 in Amendment No. 1 relating to Craig-Hallum’s opinion to further quantify the impact of the assumed “Liabilities” on its analyses.

Trangenomic’s actual “Liabilities” as of December 31, 2016 were approximately $12 million, or approximately $4 million greater than the $8 million assumed “Liabilities” used by Craig-Hallum in rendering its opinion. This means that the implied equity value of Transgenomic was a greater negative value than the value determined by Craig-Hallum in rendering its opinion.

11.	We note your reference to common stock and warrant ownership in the first full paragraph on page 49. Please quantify the amount of securities owned and the exercise price of the warrants. Also clarify whether the warrants are the subject of proposal 2.

Response:

We acknowledge the Staff’s comment and Transgenomic has added additional disclosure on page 53 in Amendment No. 1 regarding the amount of securities owned by Craig-Hallum and its professionals and affiliates, including the exercise price of the warrants. None of the warrants held by Craig-Hallum or its professionals or affiliates are subject to the approval of the Transgenomic stockholders pursuant to “Proposal No. 4 – Approval of the Issuance of Transgenomic, Inc. Common Stock upon Exercise or Exchange of the Warrants” contained in Amendment No. 1.

Summary of Financial Analyses, page 39

12.	For each financial analysis presented in this section, provide more detailed disclosure as to how each analysis supported the opinion that the exchange ratio is fair, from a financial point of view, to the holders of Transgenomic common stock. Include in your revisions clarification of how the information in the last table on page 46 ties to the numbers in the previous tables, why the analysis in that table on page 46 was based on the 25th percentile for one company and the 75th percentile for the other company, and why the “Exchange Ratio” in that table is presented at the 75th percentile.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

In response to the Staff’s comment, Transgenomic has added more detailed disclosure in Amendment No. 1 as to how each analysis supported the opinion that the exchange ratio is fair, from a financial view, to the holders of Transgenomic common stock, including but not limited to (i) a discussion of the relative contribution analysis completed by Craig-Hallum, which was based on gross profit and revenue; (ii) an update to the implied relative contribution table calculated using implied equity values and to include median information; and (iii) an expanded summary of Craig-Hallum’s findings under the section entitled “Support of the Opinion.”

Transgenomic has further revised the disclosure to clarify how the information in the implied relative contribution table on page 50 of Amendment No. 1 ties to the numbers in the previous tables and updated the footnotes thereto relating to the 25th and 75th percentile information.

Transgenomic also revised the label “Exchange Ratio” in the implied relative contribution table on page 50 of Amendment No. 1 to “Ownership % Implied by Exchange Ratio.” The percentage amount under the 75th percentile was misaligned due to a formatting error and is now properly centered in the table.

Comparable Public Company Analysis of Transgenomic, page 41

13.	Please disclose why your financial advisor used a different list of comparable public companies for this analysis as compared to the list of companies used on page 40 for the historical trading analyses.

Response:

Craig-Hallum used a different list of comparable public companies for these two analyses because the analysis on page 41 of Amendment No. 1 used a very focused list of companies deemed comparable for valuation purposes while the historical trading analyses used a list of companies that as a group had a broader business scope that Craig-Hallum deemed appropriate to compare to Transgenomic and the broader stock market indices for stock sentiment purposes. More specifically, for the Comparable Public Company Analysis of Transgenomic on page 41 of Amendment No. 1, Craig-Hallum selected a group of companies with business models focused on technologies designed to improve diagnostic testing effectiveness and with financial profiles deemed comparable to Transgenomic for valuation purposes. For the Transgenomic Historical Trading Analysis on page 41 of Amendment No. 1, Craig-Hallum used comparable companies in the molecular diagnostic space that as a group represent a broader product and service scope while also being deemed by Craig-Hallum to be comparable to Transgenomic for the historical trading analyses.

Certain Financial Information, page 49

14.	Please disclose the information mentioned in the fifth bullet point on page 39.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

Transgenomic has added additional disclosure on page 48 of Amendment No. 1 relating to the information mentioned in the fifth bullet point on page 39 of the Preliminary Proxy Statement.

Interests, page 51

15.	We note the table on page 52 regarding payments to Mr. Kinnon. Please provide us your analysis of whether Regulation S-K Item 402(t) requires disclosure of payments to officers of Precipio.

Response:

In response to the Staff’s comment, Transgenomic notes that Item 402(t) of Regulation S-K requires disclosure for each “named executive officer” of the acquiring company and the target company. Instruction 1 to Item 402(t) indicates that disclosure is required with respect to those executive officers for whom disclosure was required in the issuer’s most recent filing with the Commission as required under the Securities Act or the Exchange Act that required disclosure pursuant to Item 402(c). As a private company, Precipio is not an issuer/registrant and, accordingly, does not have any named executive officers for whom disclosure would be required.

The Merger Agreement, page 63

16.	Please provide us a copy of the schedules and exhibits to the merger agreement.

Response:

Transgenomic has supplementally furnished the Staff with copies of the schedules and exhibits to the Merger Agreement on a confidential basis.

17.	We note the statement on page F-40 that the representations, warranties and covenants in the merger agreement are made only for the merger agreement and are solely for the benefit of the parties. Please remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

We acknowledge the Staff’s comment and Transgenomic has modified the language on pages 68 and F-21 in Amendment No. 1.

U.S. Securities and Exchange Commission

April 24, 2017

In addition, we confirm that the description of the Merger Agreement in Amendment No. 1 is intended to constitute disclosure under the federal securities laws describing the terms and conditions of the transactions contemplated by the Merger Agreement and the allocation of rights and responsibilities as between the parties to the Merger Agreement.

18.	We note the statement on page 63 that subsequently developed or new information “may” have been included in this proxy statement” and the statement on page F-40 that subsequent information “may or may not be fully reflected in public disclosures.” We also note the statement on page F-40 that representations, warranties and covenants in the merger agreement may be subject to qualifications and limitations agreed upon by the parties, including by confidential disclosures. Please be advised that, notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response:

We acknowledge the Staff’s comment and confirm on behalf of Transgenomic that it understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in Amendment No. 1 not misleading and currently does not believe any additional specific disclosures are required.

Fees and Expenses, page 75

19.	Please quantify the fees and expenses and the monthly consulting and break-up fee that New Precipio may be required to pay to BV Advisory Partners, LLC. Please also disclose what services BV Advisory will be providing in exchange for the monthly consulting fees.

Response:

Transgenomic has added additional disclosure on page 87 of Amendment No. 1 regarding the fees to be paid to BV Advisory Partners, LLC and the services to be provided to New Precipio.

General, page 76

20.	Please tell us (1) which “certain significant Transgenomic security holders” signed the voting agreements relating to 31.84% of your voting interests and (2) how those votes were solicited. We note your disclosure on page 27 that directors and executive officers own approximately 1.6% of your voting interests.

Response:

Transgenomic has modified the disclosure on page 79 of Amendment No. 1 to identify the parties to the Voting Agreement and how such votes were solicited.

U.S. Securities and Exchange Commission

April 24, 2017

Lock-up Agreements, page 79

21.	Please disclose the number of securities subject to the lock-up. Also clarify the obligations under the transfer restrictions and standstill restrictions mentioned on page 75, and the number of securities subject to those restrictions.

Response:

Transgenomic has added additional disclosure on page 83 of Amendment No. 1 regarding the securities subject to the Lock-Up Agreements. In addition, Transgenomic has deleted the reference to standstill restrictions on page 2. Transgenomic has added additional disclosures on page 87 of Amendment No. 1 to clarify that the obligations under the transfer restrictions for the New Precipio preferred stock only relate to (i) compliance with the private placement rules under the Securities Act and (ii) the right of first refusal of the holders of New Precipio preferred stock for any proposed sales by other holders of New Precipio preferred stock. The disclosure states that the restrictions apply to approximately 104 million shares of New Precipio preferred stock.

Proposal 2, page 81

22.	Please show us how you reconcile the number of shares mentioned in the “Placement Warrants” and “Amended Warrant” sections of this proposal with (1) the numbers mentioned in the “Crede Warrants and “Third Security Investors Warrant” sections of this proposal, and (2) the 3,000,000 shares subject to this proposal. Ensure that your disclosure clearly includes the date the warrants were issued, the exercise price, and a description of the transaction in which you issued the warrants, including the consideration you received for each relevant warrant.

Response:

Transgenomic has added additional disclosure on pages 89-91 of Amendment No. 1 reconciling the number of shares mentioned in the “Placement Warrants” and “Amended Warrant” sections of this proposal with (1) the numbers mentioned in the “Crede Warrants” and “Third Security Investors Warrant” sections of Proposal 2, and (2) the 3,000,000 shares subject to this Proposal. Transgenomic has also included additional disclosure regarding the date the Warrants were issued, the exercise price, and a description of the transactions in which the Warrants were issued, including the consideration received for each relevant Warrant.

23.	Please disclose the amount of cash that you would be obligated to issue if you do not receive the required approval. Also tell us (1) what is the current “Exchange Price” and the amount required to be paid under the “0.50” cash payment provisions of the warrants, and (2) which exhibits to which of your filings include the warrants.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

Transgenomic has added additional disclosure on pages 89-91 of Amendment No. 1 regarding the amount of cash that it would be obligated to pay if it does not receive the required stockholder approval and the amount of cash that Transgenomic may be required to pay in the event that the closing bid price is below $0.50 at the time the warrants are exchanged. Under the terms of the warrants, the Exchange Price is the closing bid price as of two days prior to the exchange date. As long as the Transgenomic common stock trades at or above $0.50 per share, Transgenomic would not be required to pay any additional cash upon exchange of the warrants.

Summary Compensation Table, page 90

24.	We note the 2016 option amendment mentioned on page 92. Please include in your Summary Compensation Table the information required by Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi). Also, please provide us your analysis of the authority supporting your omission from the first table on page 96 the information mentioned in note (1) to that table.

Response:

Transgenomic has revised the disclosure in the Summary Compensation Table on page 98 of Amendment No. 1 to include the information required by Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi) and the first table on page 104 of Amendment No. 1 to include the information mentioned in note (1) to that table.

Precipio Business Description, page 99

25.	Please clarify the nature of Precipio’s platform. For example, does the platform include software or hardware? What does the platform do? Has it received FDA clearance? How is the intellectual property protected? Are the Yale School of Medicine “academic experts” your employees? What activities occur at the international locations mentioned on the Precipio website?

Response:

In response to the Staff’s comment, Transgenomic has modified the language in Amendment No. 1 on page 107 to clarify the nature of Precipio’s platform with respect to its components, function, information regarding academic experts and international sales and distribution partners. In addition, Transgenomic notes that because the Precipio platform does not provide any treatment or recommendations, it does not require FDA approval. Further, while Precipio has not registered patents related to the platform itself, Precipio has implemented strategies to ensure intellectual property protection for its technology, including the use of non-disclosure agreements.

U.S. Securities and Exchange Commission

April 24, 2017

26.	Please provide us support for your statement on page 99 that Precipio can provide “the highest level of diagnostic accuracy” and for the statement on page 101 regarding industry leadership.

Response:

In response to the Staff’s comment, Transgenomic has revised the disclosure on pages 107 and 109 of Amendment No. 1 with respect to the statements regarding industry leadership.

Precipio Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

27.	Please revise to include your management’s discussion and analysis of financial condition and results of operations for your fiscal years ended December 31, 2015 and December 31, 2014. Refer to Item 303(a) of Regulation S-X and Instruction 1 thereto.

Response:

We acknowledge the Staff’s comment and Transgenomic has modified the language in Amendment No. 1 on pages 109-112 pursuant to Item 303(a) of Regulation S-K with respect to fiscal years ended December 31, 2016 and December 31, 2015.

28.	On page 101 you disclose that revenues increased in the nine months ended September 30, 2016 due to the number of cases processed. It appears that revenues may be impacted by both volume and price changes. To the extent that you have material increases in net revenues, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume of the amount of services being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

For all diagnostic cases performed by Precipio (regardless of the payer), Net Revenue is recorded at the prevailing reimbursement rates established by the Centers for Medicare and Medicaid, adjusted for a general allowance established by Precipio for collectability. Precipio processed 1,252 cases during the year ended December 31, 2016 as compared to 812 cases during the year ended December 31, 2015. This increase in cases processed resulted in an increase in revenue of approximately $243,000. Respectfully, Transgenomic believes that it has adequately described the reason for the net revenues increase in accordance with Item 303(a) of Regulation S-K and Instruction 1 thereto.

U.S. Securities and Exchange Commission

April 24, 2017

29.	Please discuss the underlying reasons for the material changes in your account titled ‘allowance for doubtful accounts’ which is deducted from your net revenues in the statements of operations. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and note that Precipio provides for a general allowance for collectability of services when recording Net Revenues. During 2015, Precipio moved to a more systematic approach to its process of determining its allowance for doubtful accounts during 2015. Precipio has adopted a policy of recognizing net revenues to the extent Precipio expects to collect that amount. The change in the allowance for doubtful accounts is directly related to the increase in Patient service revenues. Please refer to FASB 954-605-45-5 and ASU 2011-07, Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debt, and the Allowance for Doubtful Accounts.

Liquidity and Capital Resources, page 102

30.	Please discuss the reasons for the defaults mentioned on page F-14.

Response:

Precipio was in default with Connecticut Innovations, Inc. (“CI”) because Precipio was unable to continue to repay its principal payments under that certain Loan Agreement dated as of April 20, 2012 by and between Precipio and CI. Precipio subsequently entered into a forbearance agreement with CI in 2016, to restructure the loan to an interest-only payments totaling $1,041 per month through August 2017. Principal and interest shall be due at the end of the deferral period and the regular monthly payments ofS $11,467 will continue thereafter through October 2018, at which time the remaining balance is due and payable. Precipio was also in default with Webster Bank due to Precipio’s cash balance falling below the required minimum balance of a cash runway of 3 months, based on trailing six months average cash burn as stipulated in the financial covenants of Precipio’s term loan with Webster Bank (“Webster Bank”) dated as of December 1, 2014. Precipio and Webster Bank, in a Default and Reservation of Rights letter dated January 29, 2016, agreed that while Precipio remains in default, Webster Bank will preserve their rights but not take any action at this time against Precipio. Further, Webster Bank has considered maintaining its senior credit facility in a letter dated January 4, 2017, subject to Precipio’s re-approval process. Until this re-approval process is completed, the Reservation of Rights letter discussed above will remain in effect. Transgenomic has added additional disclosure on page F-8 of Amendment No. 1 relating to Precipio’s defaults.

Unaudited Pro Forma Condensed Combined Financial Information of Transgenomic, Inc., page 104

31.	In the second paragraph on page 104 you state that the pro forma adjustments related to the merger are preliminary because the debt and preferred stock agreements are not final. Please tell us how you determined the pro forma adjustments are factually supportable and summarize in your disclosure the significant terms of the agreements.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

In response to the Staff’s comment, Transgenomic has modified the language in Amendment No. 1 on page 113. We note that the terms of the conversion of the secured debt have been agreed and are fully disclosed in Amendment No. 1. Third Security has agreed to convert its secured debt pursuant to the Tenth Amendment and has also agreed to convert its outstanding shares of Transgenomic Series A-1 preferred stock into New Precipio common stock as contemplated by the Merger Agreement as disclosed on pages 1, 2, 7, 14, 58, 60, 66 and 84 of Amendment No. 1. Also the material terms of the New Precipio preferred stock have been agreed, subject to final documentation, and are fully disclosed in Amendment No. 1.

Note 2. Estimated Purchase Consideration, page 108

32.	Please disclose the assumptions made and methods used to arrive at the fair value of the equity components of Transgenomic that make up the total estimated purchase consideration. Please disclose the date at which the stock price was determined and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. See Rule 8-05 and 11-02 of Reg. S-X and ASC 805-40-30-2 for guidance.

Response:

In response to the Staff’s comment, Transgenomic originally prepared the Estimated Purchase Consideration calculation using the stock price of Transgenomic as of November 2, 2016, which was a date soon after the Merger Agreement was executed. The Company has updated its pro forma financial statements to December 31, 2016. Transgenomic has also included on page 116 of Amendment No. 1 a sensitivity analysis for the range of possible outcomes based upon reasonably likely increases or decreases in the Transgenomic stock price.

33.	We note that you allocated approximately $29 million of the purchase price to intangible assets. Please identify the nature and amount of each significant intangible asset being acquired such as customer lists, contracts acquired, trademarks and patents, and in-process research and development. Also disclose the methods used and assumptions made in valuing them.

Response:

Transgenomic has ascribed a value of $28.3 million to the Technology based on the results obtained through application of the Multi-Period Excess Earnings Method (MPEEM) of the Income Approach. The analysis assumes a 4% annual decay rate based on a product specific technology (representing 20% of the technology) and an expected life for this product technology of 5 years (20% per annum decay) and an indefinite core technology (80% of the technology) life. Transgenomic adjusted operating expenses to reflect those costs required to achieve the revenues associated with the existing technology (including expense add-backs and income taxes). Transgenomic also adjusted these forecasted cash flows for the returns of/on other assets employed (i.e. contributory asset charges). These technology cash flows were then discounted to present value at a risk adjusted discount rate and a tax amortization benefit added to arrive at the concluded Fair Value.

U.S. Securities and Exchange Commission

April 24, 2017

Transgenomic also ascribed a value of $560,000 to the Customer Relationships based on the results obtained through application of the With-or-Without Method of the Income Approach. In the With scenario, the analysis assumes the run rate of existing customer revenue is $2.1 million and 80% of the operating expenses are fixed. In the Without scenario, the analysis assumes a ramp up period to recreate the existing customer relationships of approximately 2 years and incremental sales & marketing expenses total $450,000 per year. The cash flows from both the With and Without scenarios assume a 40% income tax rate and discounted at a risk adjusted discount rate of 11.5%. After calculating the differential in value from the With and Without scenarios, a tax amortization benefit is added to arrive at the concluded Fair Value.

In addition, Transgenomic ascribed $90,000 to other assets, including the Trade Name / Trademark and Non-Compete Agreements. The Trade Name / Trademark value is based on application of Relief From Royalty Method of the Income Approach. The Non-Compete Agreements are based on a With-or-Without Method of the Income Approach.

34.	Please clarify whether the existing intangible assets of Transgenomic are being disposed of or whether they are part of the “newly acquired intangibles” and have been revalued.

Response:

The current intangibles are being disposed of and are not part of the “newly acquired intangibles.”

Note 3. Pro Forma Adjustments, page 109

35.	Refer to balance sheet pro forma adjustments (e), (g), (h), (i), and (l) on page 109. Please tell us why the adjustments are factually supportable.

Response:

Transgenomic believes that the Pro Forma Adjustments in Note 3 are factually supportable, because as explained in the response to SEC Comment 31, the terms of the conversion of the secured debt and the issuance of the New Precipio preferred stock in the merger, in the private placement and upon conversion of the secured debt have been agreed and are conditions to closing of the merger. Third Security has agreed to convert its secured debt pursuant to the Tenth Amendment and has also agreed to convert its outstanding shares of Transgenomic Series A-1 preferred stock into New Precipio common stock as contemplated by the Merger Agreement as disclosed on pages 1, 2, 7, 14, 58, 60, 66 and 84 of Amendment No. 1. Pursuant to the terms of the Merger Agreement, the outstanding Precipio preferred units will convert into New Precipio preferred stock. Although Transgenomic expects that the Warrants will be converted after the Company obtains stockholder approval, Transgenomic has revised the pro forma adjustments to assume that the Warrants remain outstanding.

U.S. Securities and Exchange Commission

April 24, 2017

36.	Disclose the historical and pro forma number of shares of common and preferred stock authorized and outstanding. Include disclosure showing how you determined the pro forma amounts.

Response:

In response to the Staff’s comment, Transgenomic has modified Note 4 on page 118 to show Transgenomic’s historical common shares outstanding as of December 31, 2016 as well as the number of common and preferred shares to be issued in the merger, including shares issued pursuant to the conversion of the secured debt, the issuance of preferred stock in the private placement and shares issued upon conversion of certain convertible notes, as contemplated in the Merger Agreement and disclosed in the proxy statement.

Note 4. Preliminary Estimate of New Precipio Common Shares and Preferred Shares, page 110

37.	Please show us how you determined the number of shares shown in the table. Explain why you assume the conversion of warrants, preferred stock, and debt. Refer to ASC 805-40-45-4.

Response:

As explained in the response to SEC Comments 31 and 35, the terms of the conversion of the secured debt and the issuance of the New Precipio preferred stock in the merger, in the private placement and upon conversion of the secured debt have been agreed and are conditions to closing of the merger. Although Transgenomic expects that the Warrants will be converted after the Company obtains stockholder approval, Transgenomic has revised the pro forma adjustments to assume that the Warrants remain outstanding. Transgenomic has revised the disclosure on page 118 of Amendment No. 1 to clarify how the number of shares in the table were determined.

Security Ownership, page 116

38.	Please show the effect of the merger and related transactions on the information presented in this section. For example, will you have additional beneficial owners of more than 5% of your common equity after the transactions? Will directors and officers own a different percentage of the registrant?

Response:

Transgenomic has revised the Security Ownership Table on page 124 of Amendment No. 1 to show the effect of the merger and the related transactions on the information presented in the table.

U.S. Securities and Exchange Commission

April 24, 2017

Information Incorporated by Reference, page 120

39.	Please provide us your analysis supporting your conclusions regarding whether the information required by Schedule 14A Item 14(c)(1) is material to an informed voting decision, and if so, whether you are eligible to incorporate that information by reference.

Response:

Instruction 3 to Item 14 of Schedule 14A provides that in a transaction consisting wholly of privately placed securities the information about the acquiring company required by Item 14 need not be provided if only the security holders of the acquiring company are voting, unless the information is material. Although the members of Precipio will need to approve the merger, the Proxy Statement is not required to be delivered to the Precipio members under the Proxy Rules. However, Transgenomic intends to include such information by incorporating by reference to its 2016 Form 10-K for the year ended December 31, 2016 and its Current Reports on Form 8-K filed since the December 31, 2016 as permitted pursuant to Item 13(b)(2) of Schedule 14A and concurrently delivering copies of all such reports with the Proxy Statement sent to the Transgenomic stockholders. Transgenomic has modified the language on page 129 of Amendment No. 1 to clarify the information being provided.

Precipio Diagnostics, LLC Financial Statements

Independent Auditors’ Report

40.	We note that your auditor signed the report as Marcum from Hartford, Connecticut. Please tell us whether or not your auditor is the same as the one registered with the PCAOB as Marcum LLP. If Marcum LLP is your auditor, please have them provide an audit report signed using that name.

Response:

Marcum LLP is Precipio’s auditor, and is the same firm that is registered with the PCAOB. The formal name has been corrected on pages F-2 and F-3 in Amendment No. 1.

Statements of Operations, page F-5

41.	In the statements of operations, you deduct your ‘allowance for doubtful accounts’ from your revenues. Please tell us the nature of this amount and why you deduct it from your revenues. Also, tell us why you titled the account ‘allowance for doubtful accounts’, which is typically a contra balance sheet account.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

This line item represents the provision for bad debts directly related to patient service revenue. In presenting this as a deduction from our revenue we reference ASU 2011-07 Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities. This ASU required healthcare organizations, and we have determined that Precipio qualifies for a Healthcare organization as described under the literature, that recognize significant amounts of patient service revenue at the time that the services are rendered, even though they do not assess the patient’s ability to pay to change their income statement presentation, by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Further, we acknowledge the Staff’s comment and note that the verbiage used for this line item normally represents a contra asset. Transgenomic has modified the language on page F-5 of Amendment No. 1 to change the name on this line time to ‘Provision for Bad Debts’.

42.	Please tell us why you do not present earnings per common unit. Refer to ASC 260-10-45-2 and ASC 260-10-45-11.

Response:

ASC 260-10-15-2 calls for the presentation of earnings per share by “all entities that have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. ASC 260-10-15-2 also requires “presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market”. Precipio does not have stock or any other types of securities that are traded in a public market or on any stock exchange. Further, Precipio is not making a filing in preparation for the sale of their securities. The filing being prepared will result in the sale of the “New Precipio” shares, which are in effect the shares of the current Transgenomic, Inc. and not the current shares of Precipio. Because the presentation is exempt from the provisions of ASC 260, Precipio has met the private company requirements in its presentation and has followed appropriate auditing and accounting rules for presenting financial statement information, footnotes and disclosure requirements. Under the current rules, Precipio, as a Limited Liability Company, is not required to present earnings per common unit as its units are not traded nor is Precipio filing in preparation of its units to be traded in a public market.

Statements of Changes in Members’ Deficit, page F-6

43.	Please tell us why you present a single account for Members’ Deficit. In Note 10, you disclose that Precipio Diagnostics, LLC has outstanding issued common and preferred units. Refer to ASC 505-10-50-2 and 50-3.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

We acknowledge the Staff’s comment and note that Transgenomic believes Precipio has followed all appropriate reporting rules for financial statement presentation and disclosure and has met the requirements of ASC 505-10-50-2 and 505-10-50-3 within the notes to the financial statements. In response to the Staff’s comment, however, Transgenomic has modified the language in Amendment No. 1 on page F-6 regarding Precipio’s Members’ Deficit to provide an easier flow of such equity accounts.

Note 1. Nature of Business and Significant Accounting Policies, page F-9

44.	Please disclose your accounting policy for accounting for the impairment of long-lived assets. Refer to ASC 360-10-35.

Response:

We acknowledge the Staff’s comment and upon further review of ASC 360-10-35, Transgenomic has added additional disclosure on page F-10 of Amendment No. 1 to disclose Precipio’s accounting policy for accounting for the impairment of long-lived assets.

45.	Please disclose your accounting policy for research and development expenses and the amount of your research and development expenses for each period. Refer to ASC 730-10-50-1.

Response:

We acknowledge the Staff’s comment and note that Precipio is a cancer pathology diagnostic testing center and does not conduct research and development activities. As a result, Precipio does not have research and development costs and therefore an accounting policy for research and development is not required.

Nature of Business, page F-9

46.	Please summarize in your disclosure the significant terms of your collaboration agreements with academic institutions.

Response:

Transgenomic has revised the disclosure on page F-8 of Amendment No. 1 to include a summary of Precipio’s relationship with an academic institution.

U.S. Securities and Exchange Commission

April 24, 2017

Note 3. Accounts Receivable, page F-15

47.	Please explain to us why your bad debt expense increased from 6% of total revenues in 2015 to 18% of total revenues in 2015 and 18% of total revenues in the nine months ended September 30, 2016. Please show us an aging of your receivables as of September 30, 2016. Explain to us why your allowance is 49% and 62% of your gross accounts receivable at December 31, 2015 and September 30, 2016 given that the majority of your accounts receivable are from third party payers. Tell us how your revenue recognition policy considers whether or not collectability is reasonably assured prior to recognizing revenue.

Response:

As of December 31, 2016, Precipio’s aging for account receivables was:

NET AR	Sep’16 <360	Sep’16 >360	Sep’16 Total
Medicaid	$6,766	$18,243	$25,009
Medicare	$250,187	$111,356	$361,543
Self Pay	$54,256	$29,840	$84,097
Third Party	$544,995	$185,004	$729,999
Gross AR	$856,205	$344,443	$1,200,648
Reserve	(395,851)	(344,443)	(740,294)
Net AR	$460,354	$-	$460,354

Precipio’s collection success rate on accounts receivables is highly dependent on securing additional third-party payer insurance contracts. To date, Precipio has had limited success in gaining third-party payer in-network insurance contracts. This condition has had a negative impact on collectability of billed services. Third-party payers often restrict and or limit provider contracting access and network status. Such restrictions limit patient choice of healthcare providers and patients incur financial penalties for out-of-network services. While Precipio’s services are universally reimbursed by payers to providers with in-network contracts, lack of these in-network payer contracts requires Precipio to bill as an out-of-network provider creating insurance coverage issues and collection difficulties.

U.S. Securities and Exchange Commission

April 24, 2017

Precipio completed a retrospective analysis of collections in 2016 to determine the appropriate allowance for reserving for uncollectible receivables and to determine a realizable allowance to appropriately value patient revenues.

The retrospective analysis determined that collections on receivables were in the range of 80-82%. Incorporating the result of the analysis, Precipio adopted an allowance reserve ranging between 18-20%. Prior to adopting the result of the retrospective analysis, the allowance reserve was in the range of 5-7%.

Transgenomic has revised Note 2 on page F-13 of Amendment No. 1.

Note 6. Convertible Bridge Notes Payable, page F-17

48.	Please summarize in your disclosure the significant terms of the convertible bridge notes. Refer to ASC 505-10-50-3.

Response:

In response to the Staff’s comment, and upon further review of ASC 505-10-50-3, Transgenomic has added disclosure in Note 5 on pages F-16 in Amendment No. 1 to summarize the significant terms of the convertible bridge notes.

Note 10. Members’ Deficit, page F-20

49.	Please disclose the conversion price and the number of common units into which your preferred units are convertible as of December 31, 2015. Please refer to ASC 505-10-50-6(b).

Response:

In response to the Staff’s comment, and upon further review of ASC 505-10-50-6, Transgenomic has modified the language in Note 9 on pages F-18-20 in Amendment No. 1 regarding the convertible rights of Precipio’s Series A Members and Series B Members to disclose the conversion price and the number of common units.

50.	On page F-16 you disclose that the Series A preferred warrants and related Series A preferred units have a put feature. Please summarize for us the significant terms of the put feature, how you valued the instruments, and how you are accounting for that feature, citing the accounting literature you relied upon. Refer to ASC 480-10-25-10 and ASC 505-10-50-3.

U.S. Securities and Exchange Commission

April 24, 2017

Response:

In response to the Staff’s comment, Transgenomic has modified the language in Amendment No. 1 on page F-14 to further describe the put feature and Precipio’s assessment of its value. Precipio issued Series A preferred warrants to CI on April 20, 2012, in connection with their financing arrangement. CI is a Connecticut-state quasi-government agency reported as a component unit of the state of Connecticut. CI was established to stimulate and promote technological innovation, with focus on supporting companies based in the state of Connecticut. CI has the right to put any or all of its rights or units should Precipio breach its covenant to maintain its presence in Connecticut (as defined in Section 2.4 of the warrant agreement). Should Precipio relocate its operations outside the State of Connecticut, CI, as holder of the Series A preferred warrants or units, would have the right to exercise the put feature. Given the nature of Precipio’s business and its close and essential business and operational ties to Yale School of Medicine based in New Haven, CT, Precipio does not have any plans currently or in its long-term plan to relocate its operations outside the state of Connecticut. Because Precipio believes it is very unlikely to relocate its operations outside of Connecticut, Precipio believes that the value of the put feature is immaterial.

Balance Sheets, page F-24

51.	We note the changes in your members’ deficit. Please disclose the changes in the separate accounts comprising members’ deficit and the changes in the number of units during the period from December 31, 2015 through September 30, 2016 in a separate statement or in the notes. Refer to ASC 505-10-50-2.

Response:

In response to the Staff’s comment, Transgenomic has modified the disclosure in Precipio’s Balance Sheets on page F-4 and Statements of Changes in Members’ Deficit on page F-6 with respect to members’ deficit to provide additional financial information regarding changes in accounts including changes in the number of units during the reported periods.

* * * * *

U.S. Securities and Exchange Commission

April 24, 2017

Please direct any questions or comments concerning this response to the undersigned at (804) 697-1225.

Very truly yours,

/s/ John Owen Gwathmey
John Owen Gwathmey, Esq.

Enclosures

cc:	Paul Kinnon, Transgenomic, Inc.